The Verona Firm, PLLC

Brett Alan Verona, Esq.
Post Office Box 18191
Tampa, FL 33679

TEL (813) 258-0852
FAX (813) 464-7757
Brett@TheVeronaFirm.com

Friday, October 29, 2021

Ms. Liz Packebusch
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

Re: BROOKMOUNT EXPLORATIONS INC
Amendment No. 1 to Offering Statement on Form 1-A
Filed September 7, 2021
File No. 024-11533

Ms. Packebusch:

Pursuant to your correspondence dated September 20, 2021, below please find our responses to your original 5 comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. We note your disclosure of inferred resources in this section and elsewhere in your filing. Disclosure using non-compliant mineral definitions under Industry Guide 7, such as resource estimates, is prohibited. Please remove all resource disclosure from your filing. See Instructions to Paragraph (b)(5) of Industry Guide 7.

Response: Our offering document has been revised accordingly.

2. We note your response to comment 1, indicating you have revised your disclosure to clarify your properties without reserves are exploration stage properties. However your statements on page 2, 22, 33, and F-7 & 17 "Brookmount Explorations, Inc. is an operator of producing gold properties in the Republic of Indonesia." and on page 22 "The Yukon Territory Facility is in development stage" contradict your response. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration. See Industry Guide 7 (A)(4).

Response: Our offering document has been revised accordingly.

3. We note your response to comment 2, but cannot reconcile your property description found on page 26 to your map/photo for your Talawaan property on page 27. We are also unable to locate your Alason property based on your description. Please revise or clarify the locations of your properties (e.g., by using a commonly recognizable coordinate system such as latitude/longitude). Ensure that your revised disclosure demonstrates the proximity of your properties as described in your disclosure to their locations based on the map / photo presented in your filing. See Industry Guide 7 (B)(1).

Response: Our offering document has been revised accordingly.

4. Please revise to provide financial statements that cover at least the first six months of your fiscal year and the corresponding period of the preceding fiscal year. The interim financial statements currently presented appear to be for the three month periods ending May 31, 2021 and 2020. See Part F/S(b)(5) of Form 1-A.

Response: Our offering document has been revised accordingly.

5. We note your response to our prior comment 5. Please provide an additional analysis explaining your conclusion that your principal place of business is in Canada. For example, it does not appear that your officers primarily direct, control and coordinate your activities from Canada. In that regard, your response and disclosures suggest that only your Operations Director for North America is based in Canada, and that the management team with the authority to make material decisions for the Company is predominantly based in Asia. Please advise. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

Response: In this question, we have been asked to specifically reference 251(b)(1) as well as CDI 182.03.

The language of 251(b)(1) is a follows: (b) *Issuer.* The issuer of the securities: (1) Is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada. As this relates to BMXI, the company is organized under the laws of the State of Nevada (thereby satisfying the initial prong of the inquiry). Additionally, the company acquired the Moosehorn location, which is located in Canada, and for which they paid equity in the company worth over 25% of the outstanding shares, as well as agreed to pay additional consideration of $1,650,000. Further, this is the only one of their two properties which has a proven reserve. For the foregoing reason we would aver that this is their principal place of business. As such, both prongs of this test have been met, and not of the other factors of 251(b) would disqualify them from being able to file a Regulation A offering under the statute.

As to CDI 182.03, it is as follows: **Question: Would a company with headquarters that are located within the United States or Canada, but whose business primarily involves managing operations that are located outside those countries be considered to have its "principal place of business" within the United States or Canada for purposes of determining issuer eligibility under Regulation A?**
Answer: Yes, an issuer will be considered to have its "principal place of business" in the United States or Canada for purposes of determining issuer eligibility under Rule 251(b) of Regulation A if its officers, partners, or managers primarily direct, control and coordinate the issuer's activities from the United States or Canada. [June 23, 2015]

We would aver that this is not relevant to the inquiry at hand, as this deals with a Company whose business primarily involves operations outside of the United States, and we believe that to be inapplicable, as the largest of the two mining operations is located in Canada. Regardless, all of the mining operations are now overseen by Director Errin Kimball, who is based in Canada.

6. We note the new disclosure that on June 4, 2021, the Company entered into a Securities Exchange Agreement with the shareholders of 2206555 Alberta Inc., an Alberta company acting as Gennex Gold. Please clarify whether there are contingencies to the completion of this transaction and file the Securities Exchange Agreement as an exhibit with your offering statement.

Response: Our offering document has been revised accordingly, and the agreement has been filed as an exhibit thereto.

Thank you for your time and attention to this matter. Please do not hesitate to reach out to me if you have any questions.

Kind regards,

Brett Verona

Brett Verona

~The Verona Firm, PLLC ~ Post Office Box 18191 ~ Tampa, FL 33679~
~Tel (813) 258-0852 ~ Fax (813) 464-7757~